UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

SAFE BULKERS, INC.
(Translation of registrant’s name into English)

Apt. D11, Les Acanthes 6, Avenue des Citronniers, MC98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

1. Press Release dated October 6, 2023: Safe Bulkers, Inc. Announces Contracts for the Acquisition of Two Dual-Fueled Kamsarmax Class Newbuild Vessels.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 6, 2023

SAFE BULKERS, INC.

By:	/s/ Konstantinos Adamopoulos
Name:	Konstantinos Adamopoulos
Title:	Chief Financial Officer

Safe Bulkers, Inc. Announces Contracts for the Acquisition of Two Dual-Fueled Kamsarmax Class Newbuild Vessels

Monaco – October 6, 2023 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today that in relation to its ESG strategy, it has entered into contracts for the acquisition of two dual-fueled, 81,200 dwt, Kamsarmax class dry-bulk vessels, at attractive prices with scheduled delivery dates in the fourth quarter of 2026 for the first vessel, and in the first quarter of 2027 for the second vessel.

The newbuild vessels are designed to meet the requirements of Energy Efficiency Design Index related to Green House Gas (GHG) emissions, ‘EEDI, Phase 3’ and to comply with the NOx emissions regulation, NOx-Tier III.

The newbuild vessels are capable of operating with methanol and fuel. When powered by green methanol the vessels can produce close to zero GHG emissions based on the life cycle assessment (LCA) methodology well-to-propeller (WTP).

The Company has already taken delivery of five IMO GHG Phase 3 - NOx Tier III vessels and is expected to take delivery of 9 additional newbuilds, two of which dual-fueled, with two scheduled deliveries in 2023, three in 2024, two in 2025, one in 2026 and one in the first quarter of 2027.

Dr. Loukas Barmparis, President of the Company commented: “Following our fleet renewal strategy developed after 2019 with 12 newbuilds, we have extensively assessed the use of technologies leading to net-zero GHG emissions. The two new contracts, with relatively prompt deliveries, signed today, reflect our ambition to be in the forefront of environmental developments.”

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services.  The Company has a fleet of 45 vessels, consisting of 11 Panamax, 8 Kamsarmax, 18 Post-Panamax and 8 Capesize vessels, with an aggregate carrying capacity of 4.6 million dwt and an average age of 10.6 years. Twelve vessels in our fleet are eco-ships built after 2014, and five are IMO GHG Phase 3 - NOx Tier III vessels built 2022 onwards. The Company’s common stock, series C preferred stock and series D preferred stock are listed on the NYSE, and trade under the symbols “SB”, “SB.PR.C”, and “SB.PR.D”, respectively.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, business disruptions due to natural disasters or other events, such as the recent COVID-19 pandemic, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, changes in TCE rates, changes in fuel prices, risks associated with operations outside the United States, general domestic and international political conditions, uncertainty in the banking sector and other related market volatility, disruption of shipping routes due to political events, risks associated with vessel construction and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Tel.: +30 2 111 888 400

Fax: +30 2 111 878 500

E-Mail: directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President Capital Link, Inc.

230 Park Avenue, Suite 1536 New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail: safebulkers@capitallink.com